UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026.

Commission File Number: 001-40530

GH Research PLC
(Exact name of registrant as specified in its charter)

Joshua Dawson House
Dawson Street
Dublin 2
D02 RY95
Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 5, 2026, GH Research PLC (the “Company”) announced that the U.S. Food and Drug Administration (FDA) has lifted the clinical hold on GH001, provided further development updates, and made available an updated corporate presentation on its website. A copy of the press release is exhibited hereto as Exhibit 99.1 and a copy of the corporate presentation is attached hereto as Exhibit 99.2.

The fact that this press release and corporate presentation are being made available should not be deemed an admission as to the materiality of any information contained in the materials. The information contained in the press release and corporate presentation is being provided as of January 5, 2026, and the Company does not undertake any obligation to update the press release or the presentation in the future or to update forward-looking statements to reflect subsequent actual results.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated January 5, 2026
99.2	Corporate presentation for January 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: January 5, 2026

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance